EXHIBIT 2.9

Purchase Agreement

Mergence Corporation

Oxford Corporation

August 2, 2004

This Agreement dated August 2, 2004 by and between Mergence Corporation (“Company”) and Tom Hemingway, T. Richard Hutt and David P. Noyes (“Buyers”) Provides for the purchase of one million shares of Oxford Media Corp. (“Oxford”) from the Company and the agreement by the Company to dividend the balance of the outstanding stock of Oxford to the Company’s shareholder of the Company as of August 27, 2004.

Recitals

1.

In July 2004, the Board of Directors of Mergence and Oxford elected to forward spilt the 300 shares of common stock of Oxford 600:1 resulting in 1,800,000 outstanding.

2.

Oxford has had no operations since September 30, 2002 The Company has been a 100% subsidiary of Mergence since its formation on October 1, 1999.  In February 2004, the Board of Directors of Mergence elected to spin out the stock of the Company to the shareholders of Mergence, however, that transaction was never finalized.

3.

As of June 30, 2004, Oxford had no assets and a negative net worth of $3,645. The audited December 31, 2003 and unaudited June 30, 2004 financial statements have been prepared on the basis of the Company continuing as a going concern. Oxford has incurred operating losses from operations from inception through June 30, 2004 totaling $13,517,981, including allocations from Mergence for general and administrative expenses and has accumulated a deficit at June 30, 2004 in the amount of $13,517,981.The allocation from Mergence for general and administrative expenses since inception was approximately $ 12,455,000.

4.

Oxford had entered into Letters of Intent to acquire to companies and for these agreements to be finalized; ownership of Oxford must be transferred to new operating management of Oxford with 800,000 shares transferred to the shareholders of Mergence.

5.

The buyers agree to purchase one million shares of the outstanding stock for $60,000 or ($0.06 per share) by cancellation indebtness for deferred compensation, services, expenses and loans.  The Buyers also agree to have Oxford assume certain liabilities of Mergence related to the building lease, legal and accounting fees and taxes and assessments as follows:

Building costs                $ 62,194

Professional Fees              55,125

Accrued Expenses              8,000

         $ 125,319

Agreed:

Mergence Corporation:

August 2, 2004

         /s/  Thomas Hemingway

By:  Thomas Hemingway Chairman, CEO and Director

      /s/  T. Richard Hutt

       T. Richard Hutt, Secretary-Treasurer and Director

      /s/  James Budd

       James Budd, Director

Buyers:

August 2, 2004

  /s/  Thomas Hemingway

 Thomas Hemingway

  /s/  T. Richard Hutt

 T. Richard Hutt

  /s/  David P. Noyes

David P. Noyes